Mail Stop 7010

                                                December 8, 2005

Mr. Steven J. Hillyard
Weyerhaeuser Company
Federal Way, WA 98063-9777

	RE:	Weyerhaeuser Company
      Form 10-K for the year ended December 26, 2004
		Filed March 3, 2005
      File #1-4825

Dear Mr. Hillyard:

      We have reviewed your filings and have the following comments.
We have limited our review to only disclosures concerning certain special purpose entities and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 26, 2005
Note 7: Consolidation of Variable Interest Entities, page 13
1. We note that certain special purpose entities ("SPEs") that you currently consolidate under the guidance of FASB Interpretation No.
46R ("FIN 46R) were employed in the sale of nonstrategic timberlands.
Please clarify for us how you and the SPEs accounted for these sales.
Please also tell us why you determined that these SPEs should be consolidated in your financial statements for the year ended December
26, 2004 with the related gain on sale being deferred. In addition, please tell us what final determination regarding FIN 46R was reached during the second quarter that now supports the recognition of the previously deferred gain on the sale.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or,
in her absence, to the undersigned at (202) 551-3768.
      .


							Sincerely,



							John Cash
							Accounting Branch Chief
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Mr. Steven J. Hillyard
Weyerhaeuser Company
December 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE